UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*


                                  POLYCOM, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    73172K104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  March 6, 2013
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 73172K104


1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

------------------------------------------------------------=----

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only
-----------------------------------------------------------------

4.  Citizenship or Place of Organization:       UNITED STATES
-----------------------------------------------------------------

Number of             5.  Sole Voting Power:            5,679,374
Shares Bene-
ficially              6.  Shared Voting Power           3,929,325
Owned by
Each Report-          7.  Sole Dispositive Power:       5,679,374
ing Person
With                  8.  Shared Dispositive Power      3,929,325
-----------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                             9,608,699
-----------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares[_]
-----------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):     5.43 %
-----------------------------------------------------------------

12.  Type of Reporting Person:          IN
-----------------------------------------------------------------


Item 1(a) Name of Issuer:  POLYCOM, INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

                6001 America Center Drive
                   San Jose CA 95002




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
CUSIP No. 73172K104


Item 2 (a) Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

Item 2(c) Citizenship:      Mr. Cooperman is a United States citizen.

Item 2(d) Title of Class of Securities:  Common Stock (the "Shares")

Item 2(e) CUSIP Number:  73172K104




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

CUSIP No. 73172K104

Item 3. Statement is filed pursuant to Sections  240.13d-1(b) or 240.13d-2(b) or
       (c):

     This Item 3 is not applicable.

Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 9,608,699 Shares which constitutes approximately 5.43 % of the total number of Shares deemed outstanding. This has been calculated based on 177,011,635 Shares outstanding as reported on the Issuer's Form 10-K for the year ending December 31, 2012.

     This consists of 2,123,374 Shares owned by Capital LP; 611,300 Shares owned by Investors LP; 870,400 Shares owned by Equity LP; 2,074,300 Shares owned by Overseas; and 3,929,325 Shares owned by the Managed Accounts.

Item 4(c). Number of Shares as to which such person has:

   (i)   Sole power to vote or to direct the vote:                 5,679,374

   (ii)  Shared power to vote or to direct the vote:               3,929,325

   (iii) Sole power to dispose or to direct the disposition of:    5,679,374

   (iv)  Shared power to dispose or to direct the disposition of:  3,929,325


Item 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


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

CUSIP No. 73172K104

Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 14, 2013

LEON G. COOPERMAN

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark,   Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit A

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that LEON G. COOPERMAN ("Mr. Cooperman") does hereby make, constitute and appoint ALAN M. STARK his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Mr. Cooperman under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Mr. Cooperman under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as Mr. Cooperman might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. Mr. Cooperman has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 1, 2013.

/s/ LEON G. COOPERMAN
---------------------
    LEON G. COOPERMAN

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